EXHIBIT 99.9

CONSENT OF PAUL WEEDON

CONSENT OF AUTHOR / EXPERT

I hereby consent to the use of my name, Paul Weedon, and reference to my name and the technical report entitled “Fortuna Silver Mines Inc: Yaramoko Gold Mine, Burkina Faso Technical Report” dated effective December 31, 2021, evaluating the Yaramoko Mine of the Company (the “Yaramoko Report”), and the technical report entitled “Séguéla Project, Feasibility Study, Worodougou Region, Cote d’Ivoire”, dated effective May 26, 2021, which details the results of a feasibility study on the Company’s Séguéla gold Project (together with the Yaramoko Report, the “Reports”) and the information contained in the Reports described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2021 filed with the United States Securities and Exchange Commission.

Dated: March 31, 2022

“Paul Weedon”

Paul Weedon, MAIG